Exhibit 77C

Submission of Matters to a Vote of Security Holders

A special meeting of Members of the Company was held on March 25, 2015 for the purpose of approving a new investment advisory agreement between the Company and FRM USA. The results of the proxy solicitation on this matter were as follows:

Votes For	Votes Against	Abstentions
164,760.284 Units	0.000 Units	0.000 Units